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                             Simulations Plus, Inc.
                      40015 Sierra Highway, Building B-110
                           Palmdale, California 93550
                                 (805) 266-9294

                               December 20, 1996

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael Ryan

        Re: Simulations Plus, Inc. (the "Company") -- Common Stock and Non-Redeemable Warrants/NASDAQ SmallCap Market -- Registration Statement on Form 8-A (File No. 000-21665) -- Withdrawal Request
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Ladies and Gentlemen:

        The undersigned respectfully requests that the captioned Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be withdrawn effective immediately. The Company does not believe withdrawal to be inconsistent with the public interest and the protection of investors. Should you have any questions or comments regarding this matter, please contact the undersigned or the registrant's legal counsel Asher M. Leids of Donahue & Mesereau at (310) 277-1441.

                                        Very truly yours,

                                        SIMULATIONS PLUS, INC.



                                        /s/ WALTER S. WOLTOSZ
                                        -----------------------------------
                                    By: Walter S. Woltosz
                                        President and Chief Executive Officer